Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS ANNOUNCES RECEIPT OF NASDAQ NOTICE

San Mateo, California, and Singapore, April 19, 2024 - ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced that it received a letter (the “Letter”) on April 18, 2024 from The Nasdaq Stock Market (“Nasdaq”) informing the Company that it failed to maintain the continued listing requirement under Nasdaq Listing Rule 5550(b)(1) for the Nasdaq Capital Market, which requires that a listed company’s stockholders’ equity be at least $2.5 million (the “Stockholders’ Equity Requirement”).

Based upon the reported stockholders’ equity of a deficit of $13.3 million in the Company’s Form 20-F for the period ended December 31, 2023, the Company did not meet the Stockholders’ Equity Requirement.

The Company has a period of 45 calendar days from the date of the Letter, or until June 3, 2024, to submit a plan to regain compliance with the Stockholders’ Equity Requirement. If such a plan is submitted and accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the Letter for the Company to regain compliance.

The Letter has no immediate effect on the listing or trading of the Company’s American Depositary Shares representing ordinary shares (“ADSs”), which will continue to be listed on Nasdaq during this period, subject to the Company’s compliance with other listing standards, under the symbol ‘ASLN’.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is developing eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor in moderate-to-severe atopic dermatitis (AD) with the potential to improve upon current biologics used to treat allergic disease, and has reported positive topline data from a Phase 2b dose-ranging study in moderate-to-severe AD patients. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme dihydroorotate dehydrogenase (DHODH) as a potential first-in-class treatment for alopecia areata (AA) in a Phase 2a, proof-of-concept trial with an interim readout expected in Q3 2024. ASLAN has teams in San Mateo, California, and in Singapore. For additional information please visit the ASLAN website or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the “Company”). These forward-looking statements may include, but are not limited to statements regarding the Company’s ability to regain compliance with the Stockholders’ Equity Requirement and continue to be listed on Nasdaq. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; risks that future clinical trial results may not be consistent with interim, initial or preliminary results or results from prior preclinical studies or clinical trials; risks that trends or characteristics based on preliminary blinded data may not be consistent with unblinded data; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of health epidemics or pandemics, or geopolitical conflicts on the Company’s operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom the Company conducts business; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 12, 2024. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com